Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Summary of Proceedings and Voting Results of the Extra Ordinary General Meeting

("EGM") of Tata Motors Limited ("the Company") held on November 22, 2019

Mumbai, November 22, 2019: We hereby inform that the EGM of the Company was held on November 22, 2019 at 11 :00 a.m. at Walchand Hirachand Hall, 41h Floor, Indian Merchants' Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai - 400 020. The item of business contained in the Notice of the EGM dated October 25, 2019 was transacted and passed by the Members with requisite majority.

In this regard, please find enclosed the following:

i.

Summary of the proceedings of the meeting of the Company, as required under Regulation 30 and Part A of Schedule Ill of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the Listing Regulations") - Annexure A.

ii.	Consolidated voting results of the business transacted at the EGM, as required under Regulation 44(3) of the Listing Regulations - Annexure B

iii.	The Scrutinizer's Report dated November 22, 2019, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Ru les, 2014 - Annexure C.

The Meeting concluded at 12:50 p.m. (1ST).

The Voting Results alongwith the Scrutinizer's Report is available on the Company's website at

www.tatamotors.com and the National Securities Depository Limited at www.evoting.nsdl.com.

This is for your information and records.

TATA [Logo] Annexure A Summary of proceedings of the Extraordinary General Meeting The Extraordinary General Meeting (“EGM”) of the Members of Tata Motors Limited (“the Company”) was held on Friday, November 22, 2019 at 11 :00 a.m. at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai - 400 020. The EGM was streamed live through webcast for the benefit of the shareholders who could not attend the Meeting in person. Mr Om Prakash Bhatt, Independent Director chaired the Meeting. The requisite quorum being present, the Chairman called the Meeting to order. All the Directors except for Mr N Chandrasekaran and Dr Ralf Speth attended the Meeting. The Company’s Auditors and Secretarial Auditors were also present. The Notice of the meeting, the Explanatory Statement under Sections 42 and 102 of the Companies Act, 2013 read with rules framed thereunder and Chapter V of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018, Form of Proxy and Attendance Slip have already been dispatched to all the Members. In addition, advertisements containing Notice of the meeting were duly published in newspapers. With the consent of the Members, the Notice convening the Meeting was taken as read. At the request of the Chairman, Mr P B Balaji, Group Chief Financial Officer provided a brief rationale of the proposal by explaining purpose of issuance of Ordinary Shares and Warrants by way of a preferential allotment to the Promoter - Tata Sons Private Limited. The following resolution set out in the Notice convening the EGM was proposed and seconded by Members: Item Details of the Agenda Resolution No. required 1. Issuance of Ordinary Shares and Warrants to Tata Sons Private Limited, Special Promoter of the Company, on a preferential basis. The Chairman informed that the facility of remote e-voting for the Members was made available till Thursday, November 21, 2019 and that the facility for electronic ballot had been provided at the EGM venue. Mr P N Parikh (Membership No. FCS 327) of M/s Parikh & Associates, Practicing Company Secretaries was the Scrutinizer appointed by the Board to scrutinize the remote e-voting and voting process at the EGM, in an independent and fair manner. The Chairman requested the Members, who were present at the Meeting but had not cast their votes through remote e-voting, to cast their vote at the Meeting. The Chairman then invited the Members to express their views, ask questions and seek clarifications on the proposed Preferential Issue. After the Members spoke, at the request of the Chairman, Mr Balaji responded to their queries. The Chairman thanked the Members for attending and participating in the Meeting and requested the Members to continue voting. The Chairman authorized the Company Secretary to carry out the voting process and declare the voting results. He informed the Members that the voting results will be made available on the websites of the Company, National Securities Depository Limited and Stock Exchanges within 48 hours from the conclusion of the Meeting.

TATA [Logo] The Meeting concluded at 12:50 p.m. The Scrutinizer's Report was received after the conclusion of the Meeting on November 22, 2019 and as set out therein the said resolution was declared passed with the requisite majority. Yours faithfully,Tata motors limited Hoshang K Sethna Company Secretary

Annexure B

TATA MOTORS LIMITED	
Date of the Extraordinary General Meeting	November 22, 2019
Total number of shareholders on cut-off date (November 15, 2019)	Ordinary Shareholders : 1139706 'A' Ordinary Shareholders : 194884 Total: 1334590
No. of shareholders present in the Meeting either in person or in proxy: Promoters and Promoter Group: Public:	 8 319
No. of shareholders attended the Meeting Video Conferencing:	Nil
Resolution (1)	
Resolution required: (Ordinary / Special)	Special
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes
Issuance of Ordinary Shares and Warrants to Tata Sons Private Limited, Promoter of the Company, on a preferential basis	

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
1	Promoter and Promoter Group	E-Voting	1108419398	1107976897	1107976897	100.00	1107976897	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		~~Postal Ballot (if applicable)~~			0	0.00	0	0	0.00	0.00	0
		Total			1107976897	100.00	1107976897	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1420581871	1069454731	841250687	78.66	839183654	2067033	99.75	0.25	0
		Poll			134296	0.01	134296	0	100.00	0.00	0
		~~Postal Ballot (if applicable)~~			0	0.00	0	0	0.00	0.00	0
		Total			841384983	78.67	839317950	2067033	99.75	0.25	0
3	Public-Others	E-Voting	866849796	760767292	350027934	46.01	347442072	2585862	99.26	0.74	0
		Poll			354398	0.05	67020	287378	18.91	81.09	0
		~~Postal Ballot (if applicable)~~			0	0.00	0	0	0.00	0.00	0
		Total			350382332	46.06	347509092	2873240	99.18	0.82	0
	Total	E-Voting	3395851065	2938198920	2299255518	78.25	2294602623	4652895	99.80	0.20	0
		Poll			488694	0.02	201316	287378	41.19	58.81	0
		~~Postal Ballot (if applicable)~~			0	0.00	0	0	0.00	0.00	0
		Total			**2299744212**	**78.27**	**2294803939**	**4940273**	**99.79**	**0.21**	**0**

TATA MOTORS LIMITED

Annexure C PARIKH & ASSOCIATES COMPANY SECRETARIES Office : 111, 11th Floor, Sai-Dwar CHS Ltd, Sab TV Lane. Opp Laxmi Industrial Estate Off Link Road, Above Shabari Restaurant, Andheri (W), Mumbai : 400 053 Tel. : 26301232 / 26301233 / 26301240 Email : cs@parikhassociates.com parikh.associates@rediffmail.com To, The Chairman of the Extra Ordinary General Meeting Tata Motors Limited Bombay House, 24 Homi Mody Street, Mumbai - 400001 Dear Sir, Sub: Consolidated Scrutinizer's Report on remote e-voting conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 and voting by electronic ballot system at the Extra Ordinary General Meeting of tata Motors Limited held on Friday, November 22, 2019 at 11.00 a.m. at Walchand Hirachand Hall, 4th Floor, Indian Merchants' Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai - 400 020. I, P. N. Parikh, of Parikh & Associates, Practising Company Secretaries, was appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited, pursuant to Section 108 of the Companies Act, 2013 ("Act") read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, for the purpose of scrutinizing remote e-voting process and voting by electronic ballot system in respect of the below mentioned resolution proposed at the Extraordinary General Meeting ("EGM") of Tata Motors Limited held on Friday, November 22, 2019 at 11.00 a.m. I was also appointed as Scrutinizer to scrutinize the voting process at the said EGM held on November 22, 2019. The Notice dated October 25, 2019 along with statement setting out material facts under Section 102 of the Act were sent to the Shareholders in respect of the below mentioned resolution proposed at the EGM of the Company. The Company had availed the remote e-voting facility offered by National Securities Depository Limited ("NSDL") for conducting e-voting by the Shareholders of the Company. The Company had also provided voting through electronic ballot system to the shareholders present at the EGM and who had not cast their vote earlier by remote e-voting facility. The shareholders of the Company holding shares as on the "cut-off' date November 15, 2019 were entitled to vote on the resolution as contained in the Notice of the EGM.[seal] 1

Continuation Sheet The voting period for remote e-voting commenced on Tuesday, November 19, 2019 at 09:00a.m. (IST) and ended on Thursday, November 21 , 2019 at 05:00 p.m. (IST) and the NSDL e-voting platform was blocked thereafter. After the closure of the voting at the EGM, the report on voting done through electronic ballot system at the meeting was generated in my presence and the voting was diligently scrutinized. The votes cast under remote e-voting facility were thereafter unblocked in the presence of two witnesses who were not in the employment of the Company. I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system. The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting and the voting conducted through electronic ballot system at the meeting on the resolution contained in the notice of the EGM. My responsibility as scrutinizer for the remote e-voting and the voting conducted through electronic ballot system at the meeting is restricted to making a Scrutinizer's Report of the votes cast in favour or against the resolution. I now submit my consolidated Report as under on the result of the remote e-voting and voting by electronic ballot system at the EGM in respect of the said resolution. [Seal] 2

Continuation Sheet  Resolution 1: Special Resolution Issuance of Ordinary Shares and Warrants to Tata Sons Private Limited, Promoter of the Company, on a preferential basis (i) Voted in favour of the resolution: Number of Number of valid votes % of total number of members voted cast by them valid votes cast Ordinary Shares 2,286 2,26,78,28,687 - 'A' Ordinary Shares* 424 2,69,75,252 - Total 2,710 2,29,48,03,939 99.79 (ii) Voted against the resolution: Number of Number of valid votes % of total number of members voted cast by them valid votes cast Ordinary Shares 243 49,37,153 - 'A' Ordinary Shares* 35 3,120 - Total 278 49,40,273 0.21 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them Ordinary Shares NIL NIL 'A' OrdinaryShares* NIL NIL Total NIL NIL *Each 'A' Ordinary shareholder is entitled to one vote for every ten 'A' Ordinary shares held. One Shareholder who has split the votes into "assent" as well as "dissent", while the votes are taken as cast, has been counted only once for the purpose of number of members under the head "assent" .Thanking you Yours faithfully, [Seal] [Seal] P. N. Parikh Parikh & Associates Practising Company Secretaries FCS: 327 CP No.: 1228 111,11 1 th Floor, Sai Dwar CHS Ltd., Sab TV Lane, Opp. Laxmi Indl. Estate, Off Link Road, Above Shabari Restaurant, Andheri West, Mumbai - 400053 Place: Mumbai, Dated: November 22, 2019 3 [SEAL1] [SEAL2]

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.